UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

REDHAWK HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45343Y205

(CUSIP Number)

G. Darcy Klug

Beechwood Properties, LLC

Post Office Box 53929

Lafayette, Louisiana 70505

(337) 269-5933

(Name, address and telephone number of person

authorized to receive notices and communications)

June 20, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45343Y205	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Beechwood Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	351,896,140*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	351,896,140*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,896,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.84%**
14	TYPE OF REPORTING PERSON OO

* Assumes full conversion of the presently convertible shares of Series A and Series B Preferred held by Beechwood Properties, LLC into common stock at the current stated value, full exercise of the Warrant (as defined below).

** Based on 872,009,097 shares of common stock outstanding as of the date of this filing.

CUSIP No. 45343Y205	SCHEDULE 13D

1	NAME OF REPORTING PERSONS G. Darcy Klug
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	351,896,140*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	351,896,140*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,896,140**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.84%***
14	TYPE OF REPORTING PERSON IN

* Assumes full conversion of the presently convertible shares of Series A and Series B Preferred currently held by Beechwood Properties, LLC into common stock at the current stated value, full exercise of the Warrant (as defined below).

** G. Darcy Klug, as the sole member and manager of Beechwood Properties, LLC (“Beechwood”), may be deemed to share voting and investment power over the shares held by Beechwood.

*** Based on 872,009,097 shares of common stock outstanding as of the date of this filing.

CUSIP No. 45343Y205	SCHEDULE 13D

Explanatory Note: This Amendment No. 7 (this “Amendment”) is being filed by the Reporting Persons (as defined below) to amend and supplement certain of the items set forth in the Amendment No. 6 on Schedule 13D/A (the “Prior Filing”) relating to RedHawk Holdings Corp., a Nevada corporation (the “Issuer”), filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on August 4, 2017. Information reported in the Prior Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used herein but not defined shall have the meaning given to them in the Prior Filing.

Item 2. Identity and Background.

Item 2 of the Prior Filing is amended and restated in its entirety as follows:

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, the information regarding them, are as follows:

(a) This statement is filed by Beechwood Properties, LLC (“Beechwood”) and G. Darcy Klug (together, the “Reporting Persons”).

(b) The business address of Beechwood is Post Office Box 53929, Lafayette, Louisiana 70505. The business address of Mr. Klug is 120 Rue Beauregard, Suite 206, Lafayette, Louisiana 70508.

(c) Beechwood is a limited liability company organized under the laws of Louisiana, of which Mr. Klug is the sole member and manager. Beechwood is principally engaged in the business of real estate investments. Mr. Klug is a private investor and also the Chairman of the Board of Directors, Interim Chief Executive Officer and Chief Financial Officer of the Issuer. The principal business and office address for each of the Reporting Persons is listed under Item 2(b).

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) such Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f) Beechwood is limited liability company organized under the laws of the state of Louisiana and Mr. Klug is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Filing is hereby amended and supplemented as follows:

Stock Exchange Agreement and Warrant Agreement

On June 20, 2019, the Issuer entered into a Stock Exchange Agreement (“Exchange Agreement”) with Beechwood. Under the Exchange Agreement, the Issuer acquired from Beechwood 113,700,000 shares of Common Stock in exchange for issuing to Beechwood 1,277 shares of Series A Preferred and a Stock Purchase Warrant (“Warrant”) to acquire 113,508,450 shares of Common Stock at an exercise price of $0.005 per share.

The Series A Preferred have an initial stated value of $1,000 per share. Holders of the Series A Preferred Stock are entitled to receive cumulative dividends at a rate of 5% per annum, payable quarterly in cash, or at the Issuer’s option, such dividends shall be accreted to, and increase, the stated value of the issued Series A Preferred (“PIK dividends”). Holders of the Series A Preferred are entitled to votes on all matters submitted to stockholders at a rate of ten votes for each share of Common Stock into which the Series A Preferred may be converted. After six months from issuance, each share of Series A Preferred is convertible, at the option of the holder, into the number of shares of Common Stock equal to the quotient of the stated value, as adjusted for PIK dividends, by $0.015, as adjusted for stock splits and dividends.

Item 4. Purpose of Transaction.

Item 4 of the Prior Filing is hereby amended and supplemented by deleting the first sentence and replacing it with the following:

The Reporting Persons acquired all reported shares, including the shares under the Exchange Agreement and Warrant, for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

CUSIP No. 45343Y205	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2019	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

August 12, 2019	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager

CUSIP No. 45343Y205	SCHEDULE 13D

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated as of August 12, 2019 relating to the shares of common stock, $0.001 par value per share, of RedHawk Holdings Corp., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

August 12, 2019	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

August 12, 2019	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager